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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  February, 2004

Commission File Number  28980

ROYAL STANDARD MINERALS INC. (Translation of registrant's name into English)
3258 MOB NECK ROAD, HEATHSVILLE, VIRGINIA 22473 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X..... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Standard Minerals Inc. (Registrant)
By:\s\ Roland M. Larsen (Signature)*
President & CEO

Date   February 3, 2003

* Print the name and title of the signing officer under his signature.

ROYAL STANDARD MINERALS INC.

C.U.S.I.P. # 780919106	TSX.V:RSM
Listed: Standard & Poors	OTCBB:RYSMF

          RSM TO COMMENCE SURFACE DRILLING PROGRAM AT GOLD WEDGE PROPERTY DURING THE FIRST QUARTER, 2004

for immediate release

SPARKS, NEVADA, February 3, 2004,   Royal Standard Minerals Inc.   plans to commence a surface drilling program on its 100% controlled Gold Wedge property located in the Manhattan Mining District, Nye County, Nevada.  The drilling program will concentrate on drill testing the eastern portion of the property along the projection of the proposed decline to be constructed to access the main gold zone as part of a feasibility study.  These drill holes will be extended toward the west to drill test the down dip, untested portion, of the deposit below the current gold resource.  This drilling phase will include completing an initial 10,000 feet of drilling primarily on the main zone and the area along the projection of the decline.

The Gold Wedge property has achieved the water pollution control permit and a reclamation bond approval which represents all of the necessary mining and surface use permits from the Nevada Department of Environmental Protection (NDEP) to advance the property toward production subject to the completion of a final feasibility study.  These permits along with a water use permit were achieved during the end of the first quarter, 2003.

RSM plans to also carry out drill extension testing of the north plunging portion of the deposit along the Reliance fault zone that adjoins the caldera margin within the Zanzibar limestone. The down dip extension drilling will initially test an area of a vertical drill hole that cut the Zanzibar limestone from 405-605 feet that returned 200 feet of 0.102 opt gold that included 15’ of 0.319 opt gold, 5’ of 0.350 opt and 5’ of 0.448 opt within this interval.   This area is part of a deeper extension of favorable plunging stratigraphy within the structural zone that could add another 1,000 feet of strike length to the currently known Gold Wedge deposit toward the north.  It appears that the favorable stratigraphy and mineralized gold system are plunging steeply along the margin of the caldera in this area.  This geologic setting appears to be a very favorable  environment for significant gold deposition. This position is supported by a large (2000’ x 400’) bedding replacement gold mineralized jasperoid outcrop that occurs near the down plunge projection of the favorable gold bearing zone, according to Qualified person, R.D. Steininger, PhD., 2003.

A third test area includes a zone of silicified volcanic rocks 1,200 feet in diameter that occurs inside the caldera margin 2,000 feet east of the Gold Wedge deposit.  This altered volcanic zone connects with several underground workings within the Zanzibar limestone and the transition zone above the Zanzibar Formation.  This area has never been drill tested.  Gold mineralization (20’ of 0.344 opt) gold is known to exist in volcanic (eruptive) breccia at Gold Wedge along the caldera margin.  The possibility exists for a Round Mountain-type gold zone occurring within the volcanic rocks along the caldera rim.

A fourth test area, possibly a separate structure discovered previously occurs immediately west of the current main zone deposit.  A drill hole oriented toward the west away from the main zone at Gold Wedge intersected 15’ of 0.067 opt gold at 75’ drill depth in the Zanzibar formation and 5’ of 0.567 opt gold at 560-565 drill depth to include 0.049 opt at 585-590 and 0.018 opt from 630-795 feet where the hole bottomed in 0.012 opt gold at 855 feet drill depth.

The Company believes that the current program represents the next step toward advancing the Gold Wedge project toward the decline construction phase as well as upgrading the current measured, indicated and inferred resource base as part of an overall development program for this project.

The Canadian Venture Exchange does not accept responsibility for adequacy or accuracy of this release as per Exchange Policy 3.3 section 6.5.

Royal Standard Minerals cautions that the statements made in this press release and other forward looking statements made on behalf of the Company may be affected by such other factors including, but not limited to, volatility of mineral prices, product demand, market competition, imprecision of mineral estimates, and other risks detailed herein and from time to time in the Securities and Exchange Commission filings of the Company.

For more information
Please call Roland Larsen @ (804) 580-8107 or FAX @ (804) 580-4132
Visit our website at Royal-Standard.com